FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT JULY 31, 2006

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
Telekom Austria Group Withdrew from the Auction for the Serbian Mobile Operator Mobi 63 (Ad-hoc)
Vienna, July 31, 2006: The Telekom Austria Group (VSE: TKA, NYSE: TKA) today announced the withdrawal of its wireless subsidiary mobilkom austria from the tender for the acquisition of a stake in the Serbian mobile operator Mobi 63. Based on its thorough evaluation of both, the Serbian mobile communication market and of the business prospects of Mobi 63 and due diligence conducted over an extended period of time, Telekom Austria decided to stop bidding, once the tender price exceeded the amount that the management believed justified.
Boris Nemsic, CEO of the Telekom Austria Group and CEO mobilkom austria said: “As a management team we are fully committed to our shareholders and our primary goal is to create value in the business. Mobi 63 was sold at a price that we felt was not value accretive. As a consequence, we decided to withdraw from the bidding process. However, East and South-East Europe continues to be the focus of our expansion strategy and we expect to see other opportunities in this growth region over the coming years.”
Stefano Colombo, Chief Financial Officer of the Telekom Austria Group added: “Following today’s decision and once the tenders underway in Slovakia and Bosnia Herzegovina are finalized, we will review our cash use policy and explore new possibilities to return additional capital to our shareholders.”
Contacts:
Peter Zydek
Head of Investor Relations
Telekom Austria Group
Tel.: +43 (0) 590591-19001
E-Mail: peter.zydek@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Boris Nemsic

Name: Boris Nemsic Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: July 31, 2006